Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D
A N N O U N C E M E N T
NOTICE OF BOOKS CLOSURE FOR
CAPITAL REDUCTION AND CASH DISTRIBUTION

1.	INTRODUCTION
The Board of Directors (the “Board”) of STATS ChipPAC Ltd. (the “Company”) refers to the announcement dated 16 August 2010 relating to a proposed capital reduction exercise (the “Capital Reduction”) pursuant to Section 78G of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), with the intention to effect a proposed aggregate cash distribution (the “Cash Distribution”) by the Company to shareholders of the Company (the “Shareholders”) of US$600 million or approximately US$0.27 for each issued ordinary share in the Company (“Share”) held as at a books closure date to be determined by the Directors. At an extraordinary general meeting held on 27 September 2010, Shareholders approved the Capital Reduction and Cash Distribution.

Unless otherwise defined, terms used in this Announcement shall have the same meanings as defined in the circular to Shareholders (the “Circular”) dated 2 September 2010.

2.	CONFIRMATION BY THE HIGH COURT
The Board is pleased to announce that the Capital Reduction and Cash Distribution was confirmed by the High Court of the Republic of Singapore today. There are no other outstanding conditions to the Capital Reduction and the Cash Distribution. Accordingly, the Capital Reduction will become effective upon the lodgement by the Company of the Order of Court approving the Capital Reduction, together with the other documents prescribed under the Companies Act, with the Registrar of Companies and Businesses, which is expected to be on 20 October 2010. The exact entitlements of Shareholders to the Cash Distribution will be determined as at the Books Closure Date (as defined below).

3.	NOTICE OF BOOKS CLOSURE
Notice is hereby given that the Transfer Books and Register of Members of the Company will be closed from 5.00 p.m. on 20 October 2010 (the “Books Closure Date”) for the purpose of determining the entitlements of Shareholders under the Capital Reduction and Cash Distribution.

Duly completed registrable transfers of Shares received by the share registrar of the Company, M & C Services Private Limited at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 20 October 2010 will be registered to determine shareholders’ entitlements to the Cash Distribution. Shareholders whose Securities Accounts with The Central Depository (Pte) Limited (“CDP”) are credited with Shares at 5.00 p.m. on 20 October 2010 will be entitled to the Cash Distribution.

4.	ENTITLEMENTS OF SHAREHOLDERS TO THE CASH DISTRIBUTION
As stated in the Circular, each Shareholder is expected to receive a Cash Distribution of approximately US$0.27 for each Share held as at the Books Closure Date pursuant to the Capital Reduction. For illustration purposes, based on the issued share capital of the Company of approximately US$2,036 million comprising approximately 2,202,218,293 Shares as at the date hereof (the “Announcement Date”):
(a)	assuming that during the period between the Announcement Date and the Books Closure Date, none of the outstanding Options as at the Announcement Date are exercised, the Cash Distribution to be returned to Shareholders pursuant to the Capital Reduction will be an amount of US$0.2725 for each Share held as at the Books Closure Date; and

(b)	assuming that during the period between the Announcement Date and the Books Closure Date, all of the outstanding Options as at the Announcement Date are exercised, the Cash Distribution to be returned to Shareholders pursuant to the Capital Reduction will be an amount of US$0.2711 for each Share held as at the Books Closure Date.
The exact entitlements of Shareholders to the Cash Distribution will be based on the issued share capital of the Company as at the Books Closure Date and will be announced as soon as practicable after the Books Closure Date.

5.	TRADING OF SHARES
The last date and time of “cum” trading of the Shares on the SGX-ST is 15 October 2010 at 5.00 p.m.. Shareholders should note that Shares traded from 9.00 a.m. on 18 October 2010 will not be entitled to the Cash Distribution pursuant to the Capital Reduction.

6.	IMPORTANT EVENTS AND DATES
Shareholders should note the following events and dates:

Last date and time of “cum” trading of the Shares on the SGX-ST	:	15 October 2010 at 5.00 p.m.

Commencement of “ex” trading of the Shares on the SGX-ST	:	18 October 2010 at 9.00 a.m.

Date Capital Reduction and Cash Distribution becomes effective	:	20 October 2010

Books Closure Date for the Capital Reduction and Cash Distribution	:	20 October 2010 at 5.00 p.m.

Expected Payment Date for the Cash Distribution through CDP	:	29 October 2010

BY ORDER OF THE BOARD
Elaine Sin Mei Lin (Tan Mei Lin)
Company Secretary
5 October 2010